The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 12, 2008

Ms. Donna Levy	VIA FAX AND EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3720
Washington, D.C. 20549
Telephone Number: (202) 551-3292

Re:	Rostock Ventures Corp.
Registration Statement on Form S-1
File No. 333-144944

Dear Ms. Levy,

In response to your comments received via telephone on or around August 22, 2008, Rostock Ventures Corp. (the “Company,” “we,” and “us”) has revised its Amended Form S-1 Registration Statement, which was filed with the Commission on September 10, 2008, to:

(a)
Include audited December 31, 2006 balance sheet information in its audited financial statements in compliance with Form S-1 as well as updated financial statements for the three months ended June 30, 2008; and

(b)	Has revised the disclosures throughout the Amended Registration Statement to clarify that the Company’s common stock will be quoted and not traded or listed on the Over-The-Counter Bulletin Board.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate